SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LA JOLLA PHARMACEUTICAL COMPANY

(Name of Subject Company (Issuer))

INNOVIVA ACQUISITION SUB, INC.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

INNOVIVA, INC.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.0001 Per Share

(Title of Class of Securities)

50345960

(CUSIP Number of Class of Securities)

Innoviva Acquisition Sub, Inc.

Innoviva, Inc.

1350 Old Bayshore Highway Suite 400

Burlingame, CA 94010

(650) 238-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Russell Leaf

Jared Fertman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,093.46	Filing party:	Innoviva, Inc. and Innoviva Acquisition Sub, Inc.
Form or Registration No.:	Schedule TO	Date filed:	July 25, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

INTRODUCTION

This Amendment No. 2 to Schedule TO (this “Amendment”) is filed by Innoviva, Inc. (“Parent”), a Delaware corporation, and Innoviva Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, and amends and supplements the Tender Offer Statement on Schedule TO filed with Securities and Exchange Commission on July 25, 2022, (together with any amendments and supplements thereto, the “Schedule TO”) by Parent and Purchaser and relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of La Jolla Pharmaceutical Company, a Delaware corporation (“La Jolla”), at a price of $6.23 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 25, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent and Purchaser.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase, including Schedules I and II, remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11

The information set forth in the Offer to Purchase and in items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

“The Offer expired one minute after 11:59 P.M., New York City time, on August 19, 2022 (such time and date, the “Expiration Time”). The Depositary has advised Parent that, as of the Expiration Time, 21,703,224 Shares were validly tendered and not withdrawn pursuant to the Offer, which Shares represent approximately 87.03% of the outstanding Shares. Accordingly, the Minimum Condition has been satisfied and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares that were validly tendered and not withdrawn pursuant to the Offer.

On August 22, 2022, Parent issued a press release announcing the expiration and results of the Offer and the completion of the Merger (as defined below). The full text of the press release is attached as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

As a result of Purchaser’s acceptance for payment of the Shares tendered pursuant to the Offer (together with the Shares beneficially owned by Parent prior to the commencement of the Offer), Purchaser acquired sufficient Shares to complete the merger of Purchaser into La Jolla in accordance with Section 251(h) of the DGCL without a vote of La Jolla’s stockholders, with La Jolla surviving as the Surviving Corporation and a wholly-owned subsidiary of Parent (the “Merger”). Parent and La Jolla effected the Merger on August 22, 2022, pursuant to that certain Agreement and Plan of Merger, dated as of July 10, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Innoviva, La Jolla, and Purchaser. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Dissenting Shares, Shares owned by Parent or Purchaser or Shares held in the treasury of La Jolla or owned by any wholly owned subsidiary of La Jolla) were, without any further action on the part of the holder of such Share, converted into the right to receive the Offer Price, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. Additionally, at the Effective Time, each Preferred Share outstanding immediately prior to the Effective Time (other than dissenting Preferred Shares, Preferred Shares owned by Parent or Purchaser or Preferred Shares held in the treasury of La Jolla or owned by any wholly owned subsidiary of La Jolla) were, without any further action on the part of the holder of such Preferred Share, converted into the right to receive the Preferred Share Price, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Preferred Share.

Following the consummation of the Merger, the Shares were delisted and ceased to trade on Nasdaq. Parent and La Jolla intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of La Jolla’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 12

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Parent on August 22, 2022 announcing the expiration and results of the Offer and the completion of the Merger

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2022

INNOVIVA, INC.

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	Chief Executive Officer

INNOVIVA ACQUISITION SUB, INC.

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	President